

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2019

Diane Bessette
Chief Financial Officer
LENNAR CORP
700 Northwest 107th Ave
Miami, Florida 33172

      Re: LENNAR CORP
          Form 10-K for the Fiscal Year Ended November 30, 2018
          Filed January 28, 2019
          Form 10-Q for the period ended February 28, 2019
          Filed April 8, 2019
          File No. 001-11749

Dear Ms. Bessette:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing and Construction